 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 5, 2022

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Certain 2022 Performance Metrics

2022 year-to-date net returns of all client accounts of Fundrise Advisors by investment plan objective (January - September)1:

Plan objective	Income	Balanced	Growth	Overall
Net Dividends	2.41%	1.67%	1.37%	1.67%
Appreciation	2.87%	3.56%	4.24%	3.73%
Net Total Return	5.28%	5.23%	5.61%	5.40%

2022 year-to-date net returns of all client accounts of Fundrise Advisors by fund objective (January - September)2:

Fund objective	Net total return
Income	4.70%
Balanced	5.17%
Growth	6.25%
Overall	5.40%

2022 year-to-date performance of individual Fundrise sponsored funds (January - September)3:

Fund name / objective	Average AUM[4]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,045,312,683	Jan 2021	4.34%
Income Real Estate Fund	$300,862,821	Apr 2021	4.72%
Growth
Growth eREIT	$241,872,006	Feb 2016	9.61%
Growth eREIT II	$115,835,210	Sep 2018	9.27%
Development eREIT	$120,060,716	Jun 2019	-0.77%
eFund	$101,158,471	Jun 2017	1.04%
Growth eREIT III	$61,169,580	Feb 2019	15.60%
Growth eREIT VII	$74,273,634	Jan 2021	2.82%
Growth eREIT VI	$44,382,741	Dec 2019	3.82%
Balanced
East Coast eREIT	$170,541,482	Oct 2016	8.30%
Heartland eREIT	$116,224,552	Oct 2016	9.03%
West Coast eREIT	$97,107,887	Oct 2016	4.05%
Balanced eREIT	$46,146,551	Dec 2019	4.66%
eREIT XIV	$15,764,033	Dec 2019	6.02%
Balanced eREIT II	$54,489,284	Jan 2021	5.21%
Income
Income eREIT	$47,429,381	Dec 2015	4.14%
Income eREIT II	$26,572,702	Sep 2018	5.43%
Income eREIT V	$21,712,720	Oct 2019	3.92%
Income eREIT 2019	$14,252,090	Jun 2019	5.34%
Income eREIT III	$12,065,884	Feb 2019	5.57%

Net returns of all client accounts of Fundrise Advisors for Q3 2022 by investment plan objective1:

Plan objective	Income	Balanced	Growth	Overall
Net Dividends	0.68%	0.44%	0.36%	0.45%
Appreciation	-0.07%	-0.37%	-0.47%	-0.36%
Net Total Return	0.61%	0.08%	-0.11%	0.09%

Net returns of all client accounts of Fundrise Advisors for Q3 2022 by fund objective2:

Fund objective	Net total return
Income	1.62%
Balanced	-0.35%
Growth	0.19%
Overall	0.09%

Performance of individual Fundrise sponsored funds for Q3 20223:

Fund name / objective	Average AUM[5]	Launch date	Net total return
Registered funds
Flagship Real Estate Fund	$1,271,866,717	Jan 2021	-0.88%
Income Real Estate Fund	$460,441,987	Apr 2021	1.62%
Growth
Growth eREIT	$266,231,703	Feb 2016	2.12%
Growth eREIT II	$133,054,747	Sep 2018	0.66%
Development eREIT	$124,002,534	Jun 2019	-0.01%
eFund	$105,499,892	Jun 2017	-0.02%
Growth eREIT III	$67,132,633	Feb 2019	2.64%
Growth eREIT VII	$96,562,505	Jan 2021	-7.21%
Growth eREIT VI	$34,305,244	Dec 2019	0.96%
Balanced
East Coast eREIT	$184,635,981	Oct 2016	-1.02%
Heartland eREIT	$119,906,533	Oct 2016	3.70%
West Coast eREIT	$95,882,476	Oct 2016	1.06%
Balanced eREIT	$34,604,022	Dec 2019	3.03%
Balanced eREIT II	$64,096,505	Jan 2021	0.43%

1 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts that have participated in the indicated investment plan objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.  Net total returns do not include investments in the Fundrise Innovation Fund.

2 “Net Total Return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts within the funds with the stated fund objective during the period indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.  Net total returns do not include investments in the Fundrise Innovation Fund.

3 “Performance of individual Fundrise sponsored funds” specifically refers to the time weighted return for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

4 “Average AUM” is the daily average invested capital in the indicated program during the first nine months of calendar year 2022, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

5 “Average AUM” is the daily average invested capital in the indicated program during the third quarter of calendar year 2022, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

Certain 2022 Milestones

Notable Rise Companies Corp. (the “Company”) milestones as of September 30, 2022:

•	The Company surpassed 370,000 active investor accounts on the Fundrise Platform.
•	The Company surpassed $3.3 billion in equity assets under management in the Sponsored Programs.
•	Investor accounts on the Fundrise Platform surpassed more than $225 million in net dividends earned from the Sponsored Programs.
•	The Company has surpassed 1.7 million active users on the Fundrise Platform.
•	The Company has 343 employees.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPANIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 5, 2022